EXHIBIT (c)(2)

SEPTEMBER 17, 2003 LETTER TO DIRECTORS

[MPSI LETTERHEAD]

September 17, 2003

(Individual letters to all six board members)
Mr. John C. Bumgarner, Jr.
2100 South Utica
Penthouse
Tulsa, OK 74114

Dear John:

     For a number of months now, MPSI management has been discussing various issues related to remaining a public company. It seems that in general we are burdened with the hazards of being public but are unable to take advantage of the benefits of public ownership (including funding possibilities). Given current circumstances, management has been looking for ways to take MPSI private until such time as our story is more compelling and public ownership might again offer future benefits.

     A recent article in the Wall Street Journal suggested to Ron a way for MPSI to go private at an acceptable cost which can be recovered over a relatively short period of time. Attached is a Proposal to the Board for its consideration and, we hope, its approval. This Proposal sets forth management’s reasons for recommending this action, the various benefits to be derived in the short term for the Company, and the benefits we see inuring to the benefit of the stockholders going forward. Ron has indicated that his family’s shares would be voted in favor of the Proposal should the Board authorize management to proceed.

     Please review the proposal and indicate your approval thereof by signing the enclosed Unanimous Consent. Should you desire to discuss the matter as a group, we will schedule a conference meeting to do so. To the extent you individually approve the action, we will assume (and later confirm in writing) your willingness to vote your MPSI shares in favor of the Proposal, which requires stockholder approval as well as Board approval.

Sincerely,

MPSI SYSTEMS INC.

Linda K. Wells
Corporate Secretary

Attachment

PRIVATIZING MPSI
September 2003

A Proposal to the Board of Directors.

     The Executive Committee of MPSI Systems Inc., has recently presented its Strategic Plan to the Board and has received approval for the implementation of that Plan. The Plan essentially works toward improved exit strategy for shareholders on two fronts — internal stabilization / growth to increase stock price for exit through the sale of stock in the public market, and merger / sale positioning to provide an alternative bulk exit opportunity. Management believes that the forthcoming restructuring inherent in the Plan and the possible quarterly impacts of implementation should best be undertaken in a non-public environment. MPSI might then emerge in a stronger financial position, either stand-alone or as the result of a merger, and could then go public again without past baggage. As a first step toward initial anonymity, the EC seeks approval from the Board to submit a Proposal to MPSI stockholders that would authorize de-registration of MPSI stock and a cessation of public reporting responsibilities associated therewith. The reasons for this Proposal are set forth below:

a.	Cannot take advantage of being public: MPSI, despite several efforts to do so, has been unable to generate internally or secure in the public market sufficient funding to implement a customer diversification strategy that would overcome a traditional weakness in the Company’s business model — reliance on a single industry segment and a dwindling number of traditional customers in that segment. Although MPSI cannot take advantage of the fund-raising aspect of being public, we bear all the downside of being public as set forth below.

b.	Ever Increasing Costs/Exposure: The costs of being a public company increase each quarter with additional requirements associated with the recently enacted Sarbanes-Oxley Act of 2002. Not all costs that will eventually hit the Company take effect immediately, but the next couple of years promise to be more expensive from the compliance standpoint. Further, a chief concern for all officers and directors of MPSI is the increased PERSONAL civil AND CRIMINAL liability now associated with corporate activities and financial disclosures. While a case could be made that such exposures should attach to management of a public company that is gaining benefit from being public, the EC feels that the extended exposures are not warranted for a small company like MPSI who is unable to reap any benefits of being public at this time or in the foreseeable future.

c.	Competitive Disadvantage: MPSI’s historical performance, particularly over the last five years, has resulted in very unfavorable financial information being disseminated through required public disclosure channels associated with being a public company. Such financial results have disqualified MPSI from any major stock exchange, thus making MPSI stock virtually invisible to potential investors. Concurrently, ever-increasing financial disclosures have required the Company to provide an unwarranted level of information to competitors who already have access to our financial trends as an adverse weapon with MPSI customers.

d.	Hampered Corporate Valuation: The present invisibility of MPSI stock coupled with poor corporate performance has driven the stock price to a level that may not be indicative of true corporate value. Certainly, the existence of an extremely low quoted price makes it easier for a potential acquirer or business combination partner to justify a low-ball offer. MPSI would be better if no public price existed for the stock so that acquirers had to assess value using traditional valuation methods that might ultimately be more beneficial to MPSI and its shareholders.

e.	Hard to sell a public company: A likely formula for successful diversification — combination with one or more mid-size companies rather than undertake diversification alone and from scratch — is much more difficult to achieve when MPSI (1) is hard to buy because it is public, and (2) cannot use its stock as an acquisition vehicle due to its invisibility and lack of float and the “baggage” associated with MPSI shares historically. Typical interest in MPSI by past potential acquirers has generally fallen apart because the public aspect of MPSI prevents “earn-out” provisions which soften the initial buyer investment and lessen their risk.

     There presently exists what some investors characterize as a loop-hole in the securities law that might allow MPSI to go private at a relatively nominal cash cost and over a period of only a few months. Once private, management believes it could entice both potential businesses and investment dollars to affect the roll-up of several mid-size companies which, together, would have a more appealing story than any one of the individual participants presently enjoys. The build-up of NEWCO could be done outside the public eye of competition. This privatization process, described in the attachment, should make business combination with MPSI much easier and should provide better opportunities for existing owners / stockholders of the targeted group of companies to take advantages of exit strategies that may not now exist for them. Such strategies might include (1) piggy-back rights on a future public offering of NEWCO (the combined group of companies), or (2) sale of the much more attractive NEWCO to a larger player in the retail consulting arena.

The mechanism for taking MPSI private is effectively controlled by Board members. As a controlling block, certain Board members have a combined ownership percentage exceeding the required percentage to authorize the privatization transaction on behalf of all stockholders. It is critical that MPSI’s Board is amenable to the longer-term strategy and willing to take the first important step in that direction by approving this Proposal.

THE PROCESS OF GOING PRIVATE

The key to management’s Proposal for going private is a provision in the securities law that allows any company with less than 300 stockholders of record to de-register its shares with the filing of a simple one-page Form 15 with the SEC. The “loop-hole” is that in defining “stockholders”, the law stipulates stockholders of record — NOT beneficial shareholders. Thus for example, a hundred individuals who hold MPSI shares in a nominee name (e.g. CEDE & Co) would all be classified as one shareholder of record.

MPSI presently has almost 900 stockholders of record, but many of such holders are former employees who were gifted 20 shares many years ago as part of an incentive / recognition plan. Because of a subsequent reverse split in 1993, those shares are now reflected as 2 shares by our transfer agent. MPSI proposes to initiate a reverse stock split upon approval of a majority of the shareholders (represented by three Board members if they all agree). A reverse split of 1 for 100 or 1 for 250 (not yet fully researched) would reduce the number of stockholders of record to less than 300, as most small shareholders would end up with fractional shares that MPSI would buy back at present market rate (aggregate cost to do is estimated to be less than $10,000 using a present market value of $.13 and paying a 100% premium to get around any “fairness” issues). In addition, we would have to pay our transfer agent a fee of approximately $20,000 to handle the share exchanges.

If shareholders owning 50% +1 share approve the transaction, MPSI does not need to hold an annual meeting to implement the de-registration. We would have to file and distribute to all shareholders an Information Statement (the equivalent of a proxy distribution) and wait for the SEC to approve the distribution of that Statement. Overall costs for that action would probably be about $30,000.

After the IS distribution, MPSI would have to wait a few weeks (mandated by law) before it could file the Form 15 that de-registers its stock (cost of approximately $5,000). We would then be a private company with less than 300 shareholders of record (but with more beneficial shareholders than that).

We are advised that although MPSI is a private company, stockholders could still trade their shares through the pink sheets if (a) a market maker can be identified and (b) MPSI provides very limited financial information to that market maker (much less than standard 10Q / K reports). In addition to this trading option as an interim exit strategy for some shareholders, MPSI also proposes to periodically sponsor a “Dutch Auction” wherein MPSI would commit a specified amount of cash to buy back its shares from shareholders. Shareholders would submit their asking price and MPSI would buy back the lowest “bid-priced” shares up to the stated cash commitment amount each time. Hopefully these interim exit strategies would provide some liquidity to shareholders until more permanent share turnover processes become available (eg. sale of the company, merger and subsequent new public offering).

Because of the number of shareholders that remain, MPSI would still likely want an annual audit, although the costs should decline because of the terminated necessity of incorporating the audited financials in SEC filings.

Although some stockholders may argue that their stock is less liquid under this private scenario, the counter argument based on facts is that (a) trading activity has been sporadic and in very small amounts over the last several years, (b) there is insufficient public float of shares to make an effective market given the concentrated holdings of five individuals (so MPSI might be considered a private public company now), and (c) the shares carry considerable baggage in terms of underlying corporate performance making it difficult for shareholders to extract true value for their holdings. Management feels that the opportunity to convert present stockholdings into a more positive investment outcome is better served through an intermediary step of privatization that should facilitate merger or future public offerings.

The following table shows the estimated costs and benefits:

	TIMELINE
THE PROCESS	(Weeks)	COST
Approval of Board	0	$0

Reverse Stock Split (to get S/H of record below 300): *
- Consent of 50% + 1 shares	+2	$2,000
- Prepare SEC Information Statement	+3	$20,000
- Preliminary SEC filing / waiting	+3	$5,000
- Ominbus proxy solicitation by Transfer agent to determine beneficial S/H mailing list	Concurrent	$2,000
- Mail Information Statement to all shareholders informing them of the action approved by majority shareholders — also includes certificate exchange forms / instructions	+1	$15,000
- Mandatory waiting period after the shareholder mailing	+2	$0

Prepare and file SEC Form 15 to de-register the stock	+1	$5,000

Transfer Agent handles certificate exchange and payment for fractional shares	Ongoing	$20,000
Deposit funds with Transfer Agent to pay for fractional share exchange for cash and to cover mailing costs	Concurrent	$15,000

TOTAL TIME AND EXPENSES	12 WEEKS	$84,000

* . This process does NOT contemplate MPSI buying back “odd lot” shareholders (those with less than 100 shares after the reverse split) as that would require an excessive amount of cash commitment.

Cost Savings

Audit Fees:
Annual audit not included in SEC filing	$10,000
No more quarterly reviews	15,000
No more Form 11K for 401(k) Plan	2,500
Legal Fees associated with SEC issues	10,000
Electronic document filing (EDGAR)	8,000
Annual Proxy Distribution costs	7,500

Total Out-of-pocket Savings	$53,000

Based on the cost estimates presented, the pay-back period for this transaction would be one to 1½ years assuming that MPSI continues with the basic annual financial audit due to the number of remaining beneficial stockholders.

MPSI SYSTEMS INC.
MEMORANDUM OF ACTION OF BOARD OF DIRECTORS
UPON UNANIMOUS CONSENT

October_____, 2003

Pursuant to the authority contained in Section 141(f) of the General Corporation Law of the State of Delaware, the undersigned, being all of the members of the Board of Directors of MPSI Systems Inc., a corporation organized and existing under the laws of the State of Delaware (“MPSI”), do hereby authorize, approve and adopt the following resolution and consent that such action hereby authorized and taken may be taken without a meeting of the Board of Directors of MPSI and shall have the same force and effect as if adopted and taken at a meeting of the Board of Directors of MPSI, duly convened and held on the date of the Memorandum, at which all Directors were present and voted in favor of such action, and the action adopted and taken by this Memorandum shall be in lieu of holding such meeting of the Board of Directors:

     WHEREAS, Bryan D. Gross has been appointed President and Chief Executive Officer of the Company effective February 1, 2004,

     RESOLVED that Dr. Gross is added to the Board of Directors.

     WHEREAS, MPSI is a public company trading Over-the-Counter under the symbol “MPSI.”

     WHEREAS, currently being a public company is working to the detriment of MPSI because of the following circumstances:

•	There are increasing costs of being a public company as additional corporate governance regulations are enacted (i.e., Sarbanes-Oxley Act of 2002), and MPSI is forced to undertake such additional costs without attendant increase in benefits.

•	Increasing public disclosure requirements result in a competitive disadvantage.

•	MPSI’s inability to qualify for a major stock exchange has resulted in a low profile for MPSI’s stock. When combined with the company’s poor corporate performance, the perceived value (as reflected in stock price) of the Company is low and, therefore, the Company is having difficulty in attracting any potential acquirers or business partners.

     WHEREAS, at this time, it would be beneficial to MPSI to de-register as a public company pursuant to meeting all de-registration requirements, which includes having less than 300 Stockholders of Record.

     NOW, THEREFORE, BE IT RESOLVED that MPSI initiate a Reverse Stock Split, subject to final structural adjustments, necessary to obtain less than 300 Stockholders of Record, and

     FURTHER RESOLVED, that a recommendation be made to MPSI stockholders that the Company then take itself private, and

     FURTHER RESOLVED, that Ronald G. Harper, James C. Auten, and Linda K. Wells be granted authority to proceed with the process necessary to obtain shareholder approval and complete the going-private transactions.

     FURTHER RESOLVED that the Certificate of Incorporation of the Corporation be amended by inserting paragraph (       ) to Article FOURTH with the following text:

“(4): On the effective date of this amendment to the Certificate of Incorporation (the “Effective Date”), the Common Stock will be reverse split on a one-for-one hundred basis so that each share of Common Stock issued and outstanding immediately prior to the Effective Date (the “Old Shares”) shall automatically be converted into and reconstituted as one-one hundredth of a share (the “New Shares”) of Common Stock (the “Reverse Split”). No fractional shares will be issued by the Corporation as a result of the Reverse Split. In lieu thereof, each shareholder whose shares of common stock are not evenly divisible by one hundred will receive cash in lieu of fractional shares of Common Stock. The price payable to the Company will be determined by multiplying the fraction of a New Share by the equivalent of an average of the bid and ask prices for one Old Share of common stock for the ten business days immediately preceding the effective date of the Reverse Split for which transactions in the Common Stock are reported, as based upon over-the-counter activity reports available to the Company. No change shall be effected in the par value of the Common Stock as a result of the Reverse Split.”

     RESOLVED that the record date for the Annual Meeting of Shareholders will be   , 2003.

     RESOLVED that the meeting date for the Annual Meeting of Shareholders will be   , 2004.

     RESOLVED that this meeting will be held for the following purposes:

1.	To elect six (6) directors to hold office during the ensuing year.

2.	To ratify the appointment of Tullius Taylor Sartain & Sartain LLP as the Company’s independent auditors.

3.	To approve the deregistration of MPSI’s Common Stock.

4.	To transact such other business as may properly come before the meeting and any postponement or adjournment thereof.

     The undersigned, being all of the members of the Board of Directors of MPSI, do hereby approve and adopt the foregoing Resolutions, effective on the day and year first above written.

Ronald G. Harper

John C. Bumgarner, Jr.

Joseph C. McNay

John J. McQueen

Bryan D. Porto